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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 25)*

                          Tesoro Petroleum Corporation
     ______________________________________________________________________
                                (Name of Issuer)

                   Common Stock, par value $.16-2/3 per share
     ______________________________________________________________________
                         (Title of Class of Securities)

                                    88160910
                         _______________________________
                                 (CUSIP Number)

            John C. Kelsh, Esq., Metropolitan Life Insurance Company
              One Madison Avenue, New York, NY 10010 (212-578-3437)
     ______________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 1994
             _______________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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          This Amendment No. 25 supplements and amends the
Statement on Schedule 13D (the "Statement on Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on February 27, 1985, as it has been amended from time to time thereafter, by Metropolitan Life Insurance Company ("Metropolitan") with respect to the shares of common stock, par value $.16-2/3 per share (the "Common Stock"), issued by Tesoro Petroleum Corporation (the "Issuer"), a Delaware corporation. Unless otherwise defined herein, capitalized terms used herein without a definition have the meanings ascribed to them in the Statement on Schedule 13D.

Item 4.   Purpose of Transaction.
Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          As previously reported, on May 11, 1994, in connection with the Issuer's proposed offering of additional shares of Common Stock, MetLife Security Insurance Company of Louisiana ("MetLife Louisiana"), a wholly-owned subsidiary of Metropolitan, entered into a lockup agreement (the "Original Lockup Agreement") with CS First Boston Corporation, Smith Barney Shearson Inc. and Jefferies & Company, Inc., the Underwriters of such offering (collectively, the "Underwriters"). The Original Lockup Agreement provided that if the "road show" with respect to such offering did not begin by the tenth day after the date on which the Commission staff notified the Company that the Commission would not review the Issuer's Registration Statement on Form S-3 with respect to such offering, the Original Lockup Agreement would lapse and immediately become null and void. Such tenth day occurred on May 27, 1994. By the terms of an amended and restated lockup agreement, dated June 1, 1994, between MetLife Louisiana and the Underwriters, MetLife Louisiana agreed to extend the date that the "road show" shall begin to June 6, 1994. An executed copy of this amended and restated lockup agreement is being filed as Exhibit Y to Metropolitan's Schedule 13D and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

          Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits:

          Exhibit Y - Agreement, dated June 1, 1994, between
MetLife Louisiana and CS First Boston Corporation, Smith Barney
Shearson Inc. and Jefferies & Company, Inc.









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                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              METROPOLITAN LIFE INSURANCE COMPANY
                              and on behalf of MetLife Security
                              Insurance Company of Louisiana
                              (formerly known as Charter Security
                              Life Insurance Company (Louisiana))


                              By: /s/ John C. Kelsh
                                  _______________________________

                                  John C. Kelsh
                                  Vice President and
                                  Investment Counsel



June 6, 1994






















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                          EXHIBIT INDEX

          Set forth below is the Exhibit applicable to this Amendment No. 25 and its location herein:

          Exhibit                                 Page Herein

Exhibit Y - Agreement, dated June 1, 1994,
between MetLife Louisiana and CS First
Boston Corporation, Smith Barney Shearson
Inc. and Jefferies & Company, Inc.                     5











































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